UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_____________________

ZAYO GROUP HOLDINGS, INC.
(Name of Issuer)
_____________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98919V105
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)
_____________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 98919V105

1.	Names of Reporting Persons. SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,577,741 (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 11,577,741 (1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,577,741
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7%
12.	Type of Reporting Person (See Instructions) (PN)
_______________

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 98919V105

1.	Names of Reporting Persons. SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,577,741 (1)(2)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 11,577,741 (1)(2)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,577,741
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7%
12.	Type of Reporting Person (See Instructions) (PN)
_______________

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 98919V105

1.	Names of Reporting Persons. San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 951,700 (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 951,700 (1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 951,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) (PN)
_______________

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 98919V105

1.	Names of Reporting Persons. SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 951,700 (1)(2)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 951,700 (1)(2)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 951,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) (PN)
_______________

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 98919V105

1.	Names of Reporting Persons. SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,529,441 (1)(2)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 12,529,441 (1)(2)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,529,441
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) (CO)
_______________

(1)	Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 11,577,741 of such shares, and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 951,700 of such shares.

(2)	Power is exercised through its two controlling persons, John H. Scully and Eli J. Weinberg.

CUSIP No. 98919V105

1.	Names of Reporting Persons. John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 113,600 (1)
	6.	Shared Voting Power 12,529,441 (2)
	7.	Sole Dispositive Power 113,600 (1)
	8.	Shared Dispositive Power 12,529,441 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,643,041
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) (IN)
_______________

(1)	These shares may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, director and executive officer of the Phoebe Snow Foundation, Inc.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp.

CUSIP No. 98919V105

1.	Names of Reporting Persons. Eli J. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power 12,529,441 (1)
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 12,529,441 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,529,441
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) (IN)
_______________

(1)	These shares may be deemed to be beneficially owned by Mr. Weinberg solely in his capacity as one of two controlling persons of SPO Advisory Corp.

CUSIP No. 98919V105

1.	Names of Reporting Persons. Phoebe Snow Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 113,600 (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 113,600 (1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (CO)
_______________

**	Denotes less than

(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13G (the “Original 13G”) filed with the Securities and Exchange Commission (“SEC”) on February 27, 2017. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13G, as amended.

Item 1.	(a)	Name of Issuer

Zayo Group Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

1805 29th Street, Suite 2050 Boulder, Colorado 80301

Item 2.	(a)	Name of Person Filing

The undersigned hereby file this Schedule 13G Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Eli J. Weinberg (“EJW”), and Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, EJW and PS Foundation are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b),	(c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of EJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is a citizen of the United States of America.

The principal business address of PS Foundation is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. PS Foundation is a California corporation.

	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

98919V105

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(b)		(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
				Common Shares
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Beneficially Owned	Sole	Shared	Sole	Shared
SPO Partners II, L.P.	4.7%	11,577,741	11,577,741	0	11,577,741	0
SPO Advisory Partners, L.P.	4.7%	11,577,741	11,577,741	0	11,577,741	0
San Francisco Partners, L.P.	0.4%	951,700	951,700	0	951,700	0
SF Advisory Partners, L.P.	0.4%	951,700	951,700	0	951,700	0
SPO Advisory Corp.	5.1%	12,529,441	12,529,441	0	12,529,441	0
John H. Scully	5.1%	12,643,041	113,600	12,529,441	113,600	12,529,441
Eli J. Weinberg	5.1%	12,529,441	0	12,529,441	0	12,529,441
Phoebe Snow Foundation, Inc.	**0.1%	113,600	113,600	0	113,600	0
______________
**	Denotes less than

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018
Date

/s/ Kim M. Silva
Signature

Kim M. Silva
Attorney-in-fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
ELI J. WEINBERG (1)
 PHOEBE SNOW FOUNDATION, INC. (1)

(1)	A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)